	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
	Estimated average burden
	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68571

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Eight Pines Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

909 Fannin Street, Suite 4000
                                  (No. and Street)

Houston	TX	77010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Schaps__	281-367-2454	michael.schaps@legayelaw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR Group, P.C.

(Name – if individual, state last, first, and middle name)

28411 Northwestern HWY STE 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

09/22/2009		3744
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Schaps_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Eight Pines Securities, LLC_____, as of ___December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ADRIANA ROSALES
Notary Public, State of Texas
Comm. Expires 08-19-2023
Notary ID 130333913

Adriana Rosales

Notary Public



Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Eight Pines Securities, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AND

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

FOR THE YEAR ENDED DECEMBER 31, 2021

Eight Pines Securities, LLC

FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Eight Pines Securities, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eight Pines Securities, LLC as of December 31, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eight Pines Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eight Pines Securities, LLC's management. Our responsibility is to express an opinion on Eight Pines Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eight Pines Securities, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Auditor's Report on Supplemental Information

The I Schedule of Computation of Net Capital Pursuant to Rule 15c3-1, II Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption) and III Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption) (referred to as "supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of Eight Pines Securities, LLC 's financial statements. The supplemental information is the responsibility of Eight Pines Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as Eight Pines Securities, LLC's auditor since 2012.

Southfield, Michigan
February 9, 2022

Eight Pines Securities, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	128,203
Unbilled accounts receivable	$	2,516
Other assets		11,872
Total assets	$	142,591

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	10,500
Payable to affiliate		33,630
Total liabilities		44,130
Member's equity	$	98,461
Total liabilities and member's equity	$	142,591

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:		
Advisory service income	$	2,516
Total revenue		2,516
OPERATING EXPENSES:		
Professional fees		281,629
Shared expenses		20,820
Regulatory expenses		13,277
Direct and other operating expenses		710
Total operating expenses		316,436
NET LOSS	$	(313,920)

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

BALANCE, AT BEGINNING OF YEAR	$	37,381
CONTRIBUTIONS	$	375,000
NET LOSS		(313,920)
BALANCE, AT END OF YEAR	$	98,461

Eight Pines Securities, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(313,920)
Adjustments to reconcile net loss to net cash used in operating activities:		
Prepaids and other assets		(1,704)
Accounts payable and accrued expenses		10,414
Net cash used in operating activities		(305,210)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		375,000
INCREASE IN CASH AND CASH EQUIVALENTS		69,790
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		58,413
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	128,203

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:

Interest	$	0
Income taxes	$	0

See notes to financial statements.

Eight Pines Securities, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization - Eight Pines Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer; operations commenced May 22, 2012. The Company is a wholly owned subsidiary of Conway MacKenzie Capital Advisors, LLC and is a member of the Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that engages in private placement of securities and does not carry customer accounts, hold customer funds or securities or introduce accounts on a fully-disclosed basis to a clearing firm.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition – The Company follows ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from these arrangements is recognized at a point in time, generally the closing date of the transaction. There was no revenue from investing banking services during 2021.

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from these arrangements is recognized at a point in time, generally the closing date of the transaction. There was $2,516 of revenue from advisory services during 2021.Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities.

Income taxes - The Company is a limited liability company under the Internal Revenue Code. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Eight Pines Securities, LLC

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalents. There were no cash equivalents at December 31, 2021. Cash and cash equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2021, there were no accounts with balances that exceeded the FDIC limits.

Subsequent events - The Company has evaluated events and transactions that occurred between December 31, 2021 and February 9, 2002, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. It is the intention of Eight Pines Securities to terminate its Membership in FINRA and its Registration with the SEC at some point in 2022.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $84,073 which was $79,073 in excess of the required capital of $5,000.

The Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was .52 to 1.

NOTE 3 - Transactions with Related Company

The Company is affiliated with another professional corporation who provides most of the administrative services under a shared expense operating agreement. The financial statements are not necessarily indicative of the conditions that would have existed, or the results of operations that would have occurred, had the Company been an unaffiliated company. The Company reimbursed its affiliated company in 2021 for shared administrative expenses including compensation, rent, overhead, etc. in the amount of $20,820.

Eight Pines Securities, LLC

DECEMBER 31, 2021

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Eight Pines Securities, LLC

I SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL
    Total members' equity qualified for net capital $ 98,461

    Deductions and/or charges
     Nonallowable assets:
      Unbilled receivables and other assets   14,388
     Total Nonallowable assets   14,388

    Net capital $ 84,073

AGGREGATE INDEBTEDNESS   44,130

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (6 2/3% of total aggregate
     indebtedness) $ 2,942

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
     requirement amounts) $ 5,000

    Excess net capital $ 79,073

Ratio: Aggregate indebtedness to net capital   .52 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as filed by Eight Pines Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding SIPC Agreed-upon Procedures

The Company is exempt from the filing of the SIPC Agreed-upon Procedures report as gross revenues are less than $500,000.

Eight Pines Securities, LLC

DECEMBER 31, 2021

II SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 (EXEMPTION)

Eight Pines Securities, LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission.   The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities.

Eight Pines Securities, LLC

III SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 (EXEMPTION)

Eight Pines Securities, LLC is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
Eight Pines Securities, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Eight Pines Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eight Pines Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eight Pines Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

MRPR Group, P.C.

Southfield, Michigan
February 9, 2022

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Eight Pines Securities, LLC.

909 Fannin Street, Suite 4000 / Houston, Texas 77010
713-650-0500

Exemption Report

Eight Pines Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eight Pines Securities, LLC.

I, Michael R. Schaps, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael R. Schaps

Michael R. Schaps, Chief Financial Officer

January 10, 2022